UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         AUTHENTIC SPECIALTY FOODS, INC.
                      -----------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    05266E107
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages

                                                              Page 2 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,5001

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.19%

14       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

1.       See Item 5.

                                                              Page 3 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,5001

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.19%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------

1.       See Item 5.

                                                              Page 4 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            404,5001

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.19%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------

1.       See Item 5.

                                                              Page 5 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  65,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   65,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            65,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .84%

14       Type of Reporting Person*

                  PN; IV


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  572,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            572,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            572,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    7.35%

14       Type of Reporting Person*

                  PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  572,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            572,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            572,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    7.35%

14       Type of Reporting Person*

                  CO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  572,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            572,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            572,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            7.35%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 16 Pages


                                  SCHEDULE 13D

CUSIP No. 05266E107

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  572,500
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            572,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            572,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    7.35%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 16 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of Authentic Specialty Foods, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated September 3, 1997 and Amendment No. 1 thereto dated December 11, 1997 filed by certain of the Reporting Persons (as defined herein) (the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Persons to report the recent acquisition of Shares for accounts over which certain of the Reporting Persons may be deemed the beneficial owners, as a result of which the percentage of Shares of which certain of the Reporting Persons may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2.        Identity and Background.

               This Statement is filed on behalf of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons").

               Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 3.        Source and Amount of Funds or Other Consideration.

               White Rock Management expended approximately $795,437 of the working capital of the White Rock Clients to purchase the Shares reported herein as being acquired since December 11, 1997 (the date of filing of the last Statement on Schedule 13D). White Rock Management expended approximately $346,344 of the working capital of White Rock Partners to purchase the Shares reported herein as being acquired since December 11, 1997 (the date of filing of the last Statement on Schedule 13D).

               The Shares held for the accounts of Quantum Partners, other SFM Clients, Collins Capital, White Rock Clients (other than Quantum Partners and Collins Capital), White Rock Partners, Thomas U. Barton and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) As a consequence of SFM LLC's ability to terminate the White Rock Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr.
Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 404,500 Shares held for the account of Quantum Partners (approximately 5.19% of the total number of Shares outstanding).

                                                             Page 11 of 16 Pages


                    (ii) Each of White Rock Management, White Rock, Inc., Thomas
U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of 572,500 Shares (approximately 7.35% of the total number of Shares outstanding). This number consists of (1) 404,500 Shares held for the account of Quantum Partners, (2) 40,000 Shares held for the account of Collins Capital, (3) 62,500 Shares held for the accounts of White Rock Clients (other than Quantum Partners and Collins Capital) and (4) 65,500 Shares held for the account of White Rock Partners.

                    (iii) White Rock Partners may be deemed the beneficial owner of the 65,500 Shares held for its account (approximately .84% of the total number of Shares outstanding).

               (b) (i) Each of White Rock Management (pursuant to the SFM Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 404,500 Shares held for the account Quantum Partners. SFM LLC has the contractual authority on behalf of Quantum Partners to terminate the White Rock Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 404,500 Shares.

                    (ii) Each of White Rock Management (pursuant to the Collins Capital Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 40,000 Shares held for the account of Collins Capital.

                    (iii) Each of White Rock Management (pursuant to the Collins Capital Letter), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 62,500 Shares held for the accounts of White Rock Clients (other than Quantum Partners and Collins Capital).

                    (iv) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 65,500 Shares held for the account of White Rock Partners.

                    (v) White Rock Partners has the sole power to direct the voting and disposition of the 65,500 Shares held for its account.

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since December 11, 1997 (the date of filing of the last Statement on Schedule 13D) by any of the Reporting Persons, Collins Capital, Quantum Partners or other White Rock Clients.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                             Page 12 of 16 Pages


                    (ii) The partners of Collins Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Collins Capital in accordance with their partnership interests in Collins Capital.

                    (iii) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                    (iv) The shareholders or partners of each of the other White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

               (e)       Not applicable.


               Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the account of Quantum Partners or the other SFM Clients. Each of White Rock Management and White Rock, Inc., Thomas U. Barton and Joseph U. Barton expressly disclaims beneficial ownership of any Shares (or securities derivative thereof) not held for the accounts of the White Rock Clients or White Rock Partners. White Rock Partners expressly disclaims beneficial ownership of any Shares not held for its personal account.

                                                             Page 13 of 16 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 20, 1998            SOROS FUND MANAGEMENT LLC

                                   By:  /S/ SEAN C. WARREN
                                        ---------------------------------------
                                        Sean C. Warren
                                        Managing Director


                                   GEORGE SOROS

                                   By:  /S/ SEAN C. WARREN
                                        ---------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ SEAN C. WARREN
                                        ---------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

                                                             Page 14 of 16 Pages




                                   WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                         By: White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                         By: /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


                                    WHITE ROCK CAPITAL, INC.

                                    By: /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


                                   /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton


                                   /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton

                                                             Page 15 of 16 Pages


                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                 Scott K. H. Bessent
                                   Walter Burlock
                                  Brian J. Corvese
                                 Jeffrey L. Feinberg
                                    Arminio Fraga
                                   Gary Gladstein
                                      Ron Hiram
                                  Robert K. Jermain
                                   David N. Kowitz
                                 Alexander C. McAree
                                    Paul McNulty
                                Gabriel S. Nechamkin
                                     Steven Okin
                                    Dale Precoda
                                 Lief D. Rosenblatt
                                   Mark D. Sonnino
                               Filiberto H. Verticelli
                                   Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.


                                                                                           Page 16 of 16 Pages

                                                    ANNEX B

                                  RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                        AUTHENTIC SPECIALTY FOODS, INC.




                                       Date of              Nature of           Number of           Price Per
For the Account of                   Transaction           Transaction           Shares              Share
------------------                   -----------           -----------          ---------           ---------

White Rock Clients/1/                  12/22/97                Buy                7,500              $11.813

                                       1/07/98                 Buy                2,500              $12.95

                                       1/08/98                 Buy                7,500              $13.00

                                       1/13/98                 Buy               40,000              $12.75

                                       1/16/98                 Buy                5,000              $13.394



White Rock Partners/1/                12/29//97                Buy                7,500              $12.000

                                       12/30/97                Buy               10,000              $12.500

                                       1/09/98                 Buy                5,000              $12.875

                                       1/16/98                 Buy                5,000              $13.394



















-----------------------

/1/  Transactions effected at the direction of White Rock Capital Management, L.P.
